SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

Amendments to the Stock Transfer Report

In a meeting held on July 17, 2008, the Board of Directors of Kookmin Bank approved the filing of an amended Stock Transfer Report (including an amended draft of the Articles of Incorporation of KB Financial Group Inc.) with the Financial Services Commission of Korea (the “FSC”), which amends the Stock Transfer Report previously filed with the FSC on April 30, 2008.

The amended draft of the Articles of Incorporation of KB Financial Group Inc. included in the amended Stock Transfer Report is attached hereto as Exhibit 99.1.

A summary of the amendments to the Stock Transfer Report is provided below:

Item	As filed on April 30, 2008	As amended on July 17, 2008
2. Method of Stock Transfer Organizational structure before and after stock transfer	Organizational chart before the stock transfer showed Kookmin Bank Hong Kong and Kookmin Bank International below KB Real Estate Trust	Organizational chart before the stock transfer corrected to show Kookmin Bank Hong Kong and Kookmin Bank International below Kookmin Bank

3. Summary of Stock Transfer I. Stock transfer schedule: Record date for determining stockholders for general meeting of stockholders	August 4, 2008	July 30, 2008

3. Summary of Stock Transfer I. Stock transfer schedule: Other scheduled items	—	Date of preliminary approval by the FSC: June 27, 2008

3. Summary of Stock Transfer

I. Stock transfer schedule:

Expected date for public notice and announcement of invalidation of share certificates of companies that will become wholly-owned subsidiaries of KB Financial Group

	September 19, 2008	August 26, 2008

6. Details Regarding Exercise of Appraisal Rights C. Share purchase price (2) If Kookmin Bank and the stockholders are unable to determine the purchase price by mutual agreement:	“Under Article 62-2 of Financial Holding Companies Act (“FHCA”) and Article 191, Paragraph (3) of the SEA, if a stockholder who holds at least 30% of the total shares for which appraisal rights have been exercised, such stockholder may request that the FSC adjust the purchase price of such shares for which appraisal rights have been exercised (the “Purchase Price”).”	“Under Article 62-2 of Financial Holding Companies Act (“FHCA”) and Article 191, Paragraph (3) of the SEA, if the Company or a stockholder who holds at least 30% of the total shares for which appraisal rights have been exercised, the Company or such stockholder, as the case may be, may request that the FSC adjust the purchase price of such shares for which appraisal rights have been exercised (the “Purchase Price”).” (added language underlined)

6. Details Regarding Exercise of Appraisal Rights E. Miscellaneous	—	“Pursuant to the applicable tax laws, income tax, corporate tax or stock transfer tax may be assessed upon the exercise of appraisal rights.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 17, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director